UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010.

Commission File No. 000-22828

MILLICOM INTERNATIONAL

CELLULAR S.A.

15, rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated December 3, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: December 3, 2010	By:	/s/ Mikael Grahne
	Name:	Mikael Grahne
	Title:	President and Chief Executive Officer

PRESS RELEASE

New York and Stockholm — 3 December, 2010

MILLICOM INTERNATIONAL CELLULAR S.A.

CREATION OF A NEW TOWER COMPANY IN TANZANIA

New York and Stockholm, 3 December 2010 — Millicom International Cellular S.A. (“Millicom”) (Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC) today announces that its subsidiary, Millicom Tanzania Limited (“Tigo Tanzania”), has agreed to sell approximately 1,020 towers to Helios Towers Tanzania (“HTT”), a direct subsidiary of Helios Towers Africa (“HTA”).  As a result of the transaction, Tigo Tanzania will receive at least $80 million of cash up front and will retain a significant minority interest in HTT.

Additionally, Tigo Tanzania and HTT will enter into a long term leasing agreement at closing whereby HTT will provide Tigo Tanzania with access to wireless communications towers and a build-to-suit agreement to support the company’s wireless network expansions.  HTT will seek similar agreements with other operators in Tanzania.  The transaction is expected to create savings in both capital and operating expenditure for Tigo Tanzania.

Mikael Grahne, President and CEO of Millicom, said: “Millicom created the first tower joint-venture in Africa with Helios in January 2010. The initial results proved very satisfactory, with an improved service level and a reduction in both capex and operating expenses. Millicom is now happy to enter into a similar agreement with Helios in Tanzania.  This agreement confirms our commitment to outsourcing passive infrastructure, and is entirely consistent with our strategy of improving both our capital and operating efficiency by focusing on our core activities. We believe that owning and operating our entire network infrastructure no longer confer a competitive advantage, and we consider that such outsourcing ventures will allow Millicom to focus on areas of genuine differentiation: sales, marketing, branding, distribution, service innovation and customer care.”

Charles Green, CEO of HTA, said: “The latest transaction with Millicom in Tanzania reinforces HTA’s position as the leading independent tower company in Africa. HTT enables Tanzanian wireless operators to outsource non-core tower-related activities and focus capital and management resources on providing higher quality services more cost-effectively. We are very excited about extending to Tigo Tanzania our successful partnership formed in the landmark transaction completed earlier this year with Tigo Ghana, providing scale and coverage of virtually all of Tanzania’s significant population centers. We are pleased to enter into such an innovative arrangement with Millicom, which ensures that HTT has, as an anchor tenant on each of its towers, a high quality operator with a demonstrated long-term commitment to the development of wireless services in Tanzania.”

The specific number of towers and final purchase price will be determined once the various closings have taken place.  First closing of the transaction, subject to customary closing conditions, is expected to occur in Q2 2011.

CONTACTS

François-Xavier Roger	Telephone: +352 27 759 327
Chief Financial Officer

Emily Hunt	Telephone: +44 7779 018539 /+44 207 321 5038
Investor Relations

Millicom International Cellular S.A., Luxembourg

Visit our web site at http://www.millicom.com

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 14 countries in Asia, Latin America and Africa. It also operates cable and broadband businesses in five countries in Central America.  The Group’s mobile operations have a combined population under license of approximately 267 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors.  Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.